UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D/A (RULE 13D-101)

Under the Securities Exchange Act of 1934
(Amendment No. 4)(1)

BIOSPHERE MEDICAL, INC.

(Name of Issuer)

COMMON STOCK, PAR VALUE $.01 PER SHARE

(Title of Class of Securities)

09066V 10 3

(CUSIP Number)

TIMOTHY J. BARBERICH

CHIEF EXECUTIVE OFFICER

SEPRACOR INC.

84 WATERFORD DRIVE

MARLBOROUGH, MASSACHUSETTS 01752

(508) 481-6700

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 23, 2004

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

(1) The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 09066V 10 3

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Sepracor Inc. 22-2536587

2.	Check the Appropriate Box if a Member of a Group (See Instructions) N/A
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) N/A

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐ N/A

6.	Citizenship or Place of Organization State of Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 4,424,333 shares†

	8.	Shared Voting Power 0 shares

	9.	Sole Dispositive Power 4,424,333 shares†

	10.	Shared Dispositive Power 0 shares

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,424,333† shares

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐ N/A

13.	Percent of Class Represented by Amount in Row (11) 28.6%†

14.	Type of Reporting Person (See Instructions) CO

Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by Sepracor Inc. that it is the beneficial owner of any of the Common Stock referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended (the “Act”), or for any other purpose, and such beneficial ownership is expressly disclaimed.

† Assumes the conversion of 4,000 shares of Series A Convertible Preferred Stock into 1,000,000 shares of BioSphere common stock and the exercise of warrants to purchase 200,000 shares of BioSphere common stock.

This Amendment No. 4 to a Statement on Schedule 13D amends and restates in its entirety the Amendment No. 3 to a Statement on Schedule 13D filed by Sepracor Inc. with the Securities and Exchange Commission on November 18, 2004.  This Amendment No. 4 is being filed to report material changes to the terms of the BioSphere Series A Preferred Stock and warrants, which were purchased by Sepracor on November 10, 2004.

The Statement on Schedule 13D is hereby amended and restated in its entirety as follows:

Item 1.	Security and Issuer

This statement on Schedule 13D relates to the common stock, $0.01 par value per share (“Issuer Common Stock”), of Biosphere Medical, Inc., a Delaware corporation (“BioSphere” or “Issuer”).  The principal executive offices of BioSphere are located at 1050 Hingham Street, Rockland, Massachusetts 01752.

Item 2.	Identity and Background

The name of the corporation filing this statement is Sepracor Inc., a Delaware corporation (“Sepracor”).  Sepracor’s principal business is the development and commercialization of potentially improved versions of widely-prescribed drugs.  The address of the principal executive offices of Sepracor is 84 Waterford Drive, Marlborough, Massachusetts 01752.  Set forth on SCHEDULE A is the name, residence or business address, citizenship and present principal occupation or employment of each of Sepracor’s directors and executive officers (the “Schedule A Persons”).  Also set forth on SCHEDULE A is the name, principal business and address of any corporation or other organization in which employment of each Schedule A Person is conducted, as of the date hereof.  All Schedule A Persons are U.S. citizens, except as otherwise indicated on SCHEDULE A.

Neither Sepracor nor, to Sepracor’s best knowledge, any Schedule A Person is required to disclose legal proceedings pursuant to Items 2(d) or 2(e).

Item 3.	Source and Amount of Funds or Other Consideration
(a)	Sepracor purchased 1,369,788 shares of Issuer Common Stock in June 1996 (the “1996 Purchase”) for $5,547,641, as further described in Item 4 below.
(b)	Sepracor purchased 454,545 shares of Issuer Common Stock in July 2000 (the “2000 Purchase”) for $4,999,995, as further described in Item 4 below.
(c)

Sepracor purchased (i) 4,000 shares of BioSphere Series A Convertible Preferred Stock (the “Series A Preferred Stock”), which is convertible into 1,000,000 shares of Issuer Common Stock, subject to adjustment, and (ii) a warrant (the "Warrant") to purchase 200,000 shares of Issuer Common Stock at an exercise price of $4.00 per share, subject to adjustment, in November 2004 (the “2004 Purchase”) for an aggregate purchase price of $4,000,000, as further described in Item 4 below.

Sepracor used its working capital to fund each of the 1996 Purchase, the 2000 Purchase and the 2004 Purchase.
Item 4.	Purpose of Transaction
(a)

Under the terms of the Technology Transfer and License Agreement dated as of January 1, 1994 (the “Technology Agreement”) between the Issuer and Sepracor, Sepracor transferred and licensed technology to BioSphere in exchange for 3,999,999 shares of Issuer Common Stock.

The foregoing summary of the Technology Agreement is qualified in its entirety by reference to the full text of the Technology Agreement, which is included as Exhibit 7(a) to this Schedule 13D.

The 1996 Purchase.  Sepracor and the Issuer entered into an Agreement, dated as of March 29, 1996 (the “Loan Agreement”), providing for, among other things, (i) a loan by Sepracor to the Issuer of up to $5,500,000 and (ii) the issuance by the Issuer to Sepracor of a Convertible Subordinated Note in the principal amount of $5,500,000 (the “Note”). On June 10, 1996, Sepracor converted the outstanding principal, plus accrued interest, of the Note into an aggregate of 1,369,788 shares of Issuer Common Stock.

The foregoing summary of the 1996 Purchase is qualified in its entirety by reference to the full text of each of the Loan Agreement and the Note, which are included as Exhibits 7(b) and 7(c), respectively, to this Schedule 13D.

(c)

The 2000 Purchase.  The Issuer entered into a Stock Purchase Agreement, dated as of July 28, 2000 (the “Stock Purchase Agreement”), with Sepracor and several other investors named therein (the “Other Investors”).  Under the terms of the Stock Purchase Agreement, Sepracor purchased an aggregate of 454,545 shares of Issuer Common Stock for an aggregate purchase price of $4,999,995.

The foregoing summary of the 2000 Purchase is qualified in its entirety by reference to the full text of the Stock Purchase Agreement, which is included as Exhibit 7(d) to this Schedule 13D.
(d)

The Public Offering.  On July 9, 2001, Sepracor sold 2,000,000 shares of Issuer common stock in an underwritten public offering (the “Public Offering”) at a price per share to the pubic of $11.  In connection with the Public Offering, Sepracor also granted to the underwriters a 30-day option to purchase 600,000 shares of Issuer Common Stock from Sepracor to cover over-allotments, if any (the “Over-Allotment Option”).  On August 6, 2001, pursuant to the Over-Allotment Option, Sepracor sold 600,000 shares of Issuer Common Stock at a price per share to the public of $11.

(e)

The 2004 Purchase.  The Issuer entered into a Securities Purchase Agreement, dated as of November 10, 2004 (the “Securities Purchase Agreement”), with Sepracor and one other purchaser, Cerberus Partners, L.P. (“Cerberus”).  Under the terms of the Securities Purchase Agreement, Sepracor purchased 4,000 shares of Series A Preferred Stock, which are convertible into an aggregate of 1,000,000 shares of Issuer Common Stock, subject to adjustment, and the Warrant, pursuant to which Sepracor may purchase 200,000 shares of Issuer Common Stock at an exercise price of $4.00 per share, subject to adjustment, for an aggregate purchase price of $4,000,000.

The foregoing summary of the 2004 Purchase is qualified in its entirety by reference to the full text of the Securities Purchase Agreement, which is included as Exhibit 7(e) to this Schedule 13D.
Sepracor currently holds its interest in the Issuer for investment purposes.
Item 5.	Interest in Securities of the Issuer
(a)

Sepracor and the Schedule A Persons may be deemed to beneficially own an aggregate of 4,526,553 shares of Issuer Common Stock. Based on the 14,294,032 shares of Issuer Common Stock that were issued and outstanding as of November 1, 2004 (as indicated on the Issuer’s Form 10-Q for the quarter ended September 30, 2004), and assuming (i) Sepracor’s conversion of its 4,000 shares of Series A Preferred Stock into 1,000,000 shares of Issuer Common Stock, (ii) Sepracor’s exercise of the Warrant into 200,000 shares of Issuer Common Stock and (iii) the Exhibit A Persons’ exercise of options and warrants, which are exercisable within 60 days of the date hereof, to purchase 37,631 shares of Issuer Common Stock, the 4,526,553 shares beneficially owned by Sepracor and the Schedule A Persons, calculated in accordance with Rule 13d-3 of the Exchange Act, represent approximately 29.1% of the issued and outstanding shares of Issuer Common Stock.
(b)

Sepracor has the sole power to vote, or to direct the vote of 4,424,333 shares and the sole power to dispose of, or to direct the disposition of 4,424,333 shares of Issuer Common Stock.  The Schedule A Persons each have sole power to vote, or to direct the voting of, and sole power to dispose of, or to direct the disposition of, the shares of Issuer Common Stock each is deemed to beneficially own, as set forth on SCHEDULE A, except as otherwise indicated on SCHEDULE A.

(c)

Except as described in Item 4 above, there have been no transactions in the Issuer Common Stock effected by Sepracor or the Schedule A Persons since November 18, 2004, the date Amendment No. 3 to this Schedule 13D was filed.

(d)-(e)	Not applicable.
Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Except as described below and in Items 3 and 4 above, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 above and between such persons and any other persons with respect to any securities of the Issuer.

Under the terms of the Technology Agreement, Sepracor has the right, subject to certain conditions and limitations, to request the Issuer to register up to 4,000,000 shares of Issuer Common Stock.

The foregoing summary of the terms of the Technology Agreement is qualified in its entirety by reference to the full text of the Technology Agreement, which is included as Exhibit 7(a) to this Schedule 13D and is incorporated herein by reference.

In connection with the 2000 Purchase, the Issuer, Sepracor and the Other Investors entered into a registration rights agreement, dated as of July 28, 2000 (the “Registration Rights Agreement”), which provides for registration under the Securities Act of 1933, as amended, of the shares of Issuer Common Stock purchased by Sepracor and the Other Investors under the Stock Purchase Agreement.

The foregoing summary of the terms of the Registration Rights Agreement is qualified in its entirety by reference to the full text of the Registration Rights Agreement, which is included as Exhibit 7(f) to this Schedule 13D and is incorporated herein by reference.

In connection with the purchase and sale of certain shares of Issuer Common Stock and of Issuer warrants, the Issuer entered into a stock and warrant purchase agreement, dated as of February 4, 2000 (the “Stock and Warrant Purchase Agreement”), with Timothy Barberich and David Southwell, each a Schedule A Person, and several other investors named therein. In connection with this same transaction, the Issuer entered into a warrant agreement, dated as of February 4, 2000 (the “Warrant Agreement”), with Mr. Barberich, Mr. Southwell and several other investors named therein.

The foregoing summary of the terms of the Stock and Warrant Purchase Agreement and the Warrant Agreement is qualified in its entirety by reference to the full text of each of the Stock and Warrant Purchase Agreement and the Warrant Agreement, which are included as Exhibits 7(g) and 7(h), respectively, to this Schedule 13D and are incorporated herein by reference.

In connection with the Public Offering, the Issuer, Sepracor and UBS Warburg LLC, US Bancorp Piper Jaffray Inc. and Adams, Harkness & Hill, Inc., as representatives of the underwriters (the “Underwriters”), entered into an underwriting agreement dated July 3, 2001 (the “Underwriting Agreement), pursuant to which, among other things, Sepracor granted the Underwriters a 30-day option to purchase up to 600,000 shares of Issuer Common Stock from Sepracor to cover over-allotments, if any.

The foregoing summary of the terms of the Underwriting Agreement is qualified in its entirety by reference to the full text of the Underwriting Agreement, which is included as Exhibit 7(i) to this Schedule 13D and is incorporated herein by reference.

In connection with the 2004 Purchase, the Issuer, Sepracor and Cerberus entered into an investor rights agreement, dated as of November 10, 2004 (the “Investor Rights Agreement”), which provides for registration under the Securities Act of 1933, as amended, of the shares of Issuer Common Stock issuable upon conversion of the Series A Preferred Stock and exercise of the Warrant.

In connection with the 2004 Purchase, on December 23, 2004, the Issuer, Sepracor and Cerberus entered into a Restrictive Covenants Agreement (the “Restrictive Covenants Agreement”), pursuant to which the parties agreed to amend certain terms of the Series A Preferred Stock and the Warrant.  Specifically, the Issuer agreed not to issue any shares of its Common Stock upon conversion of the Series A Preferred Stock and/or upon exercise of the Warrant to the extent that such conversion and/or exercise would result in (i) a change of control (within the meaning of Nasdaq Marketplace Rule 4350(i)(1)(B), or (ii) the aggregate issuance to Sepracor and Cerberus of shares of Issuer Common Stock totaling more than 19.9% of Issuer Common Stock outstanding as of November 10, 2004, for purposes of Nasdaq Marketplace Rule 4350(i)(1)(D).  In addition, Sepracor and Cerberus each agreed not to vote, or cause to be voted, in any matter in which holders of Series A Preferred Stock vote together with the holders of Issuer Common Stock as one class, more than the number of shares of Issuer Common Stock in respect of its shares of Series A Preferred Stock that exceeds the quotient of (x) the aggregate purchase price paid by such investor for its shares of Series A Preferred Stock divided by (y) the closing bid price of the Issuer Common Stock on November 10, 2004.  The Issuer Sepracor and Cerberus further agreed that (i) the Issuer will submit to its stockholders for approval amendments to the Certificate of Designations, Preferences and Rights of Series A Preferred Stock of BioSphere filed with the Secretary of State of the State of Delaware on November 9, 2004 (the “Certificate of Designations”), and (ii) that the Restrictive Covenants Agreement shall remain in full force and effect until the earlier of (x) the time that such amendments to the Certificate of Designations are approved by the Issuer’s stockholders or (y) termination of the Restrictive Covenants Agreement pursuant to its terms.

On December 23, 2004, the Issuer also entered into an Amendment No. 1 to Sepracor’s Warrant (the “Warrant Amendment”).  Pursuant to the terms of the Warrant Amendment, Sepracor may not exercise its Warrant to the extent that such exercise, when aggregated with any shares of Issuer Common Stock issued upon conversion of Sepracor’s shares of Series A Preferred Stock, would result in (i) a change of control (within the meaning of Nasdaq Marketplace Rule 4350(i)(1)(B)), or (ii) the issuance of more than 19.9% of Issuer Common Stock outstanding as of November 10, 2004, for purposes of Nasdaq Marketplace Rule 3450(i)(1)(D).

The foregoing summary of the terms of the Investor Rights Agreement, the Warrant the Restrictive Covenants Agreement and the Warrant Amendment is qualified in its entirety by reference to the full text of each of the Investor Rights Agreement, the Warrant, the Restrictive Covenants Agreement and the Warrant Amendment, which are included as Exhibits 7(j), 7(k), 7(l) and 7(m), respectively, to this Schedule 13D and are incorporated herein by reference.

Item 7.	Material to Be Filed as Exhibits
The following documents are filed as exhibits:
	a.(1)	Technology Transfer and License Agreement, dated as of January 1, 1994, between the Issuer and Sepracor.

b.	Agreement, dated as of March 29, 1996, between the Issuer and Sepracor (previously filed).
c.	Convertible Subordinated Note dated March 29, 1996, made by the Issuer in favor of Sepracor (previously filed).
d.(2)	Stock Purchase Agreement, dated as of July 28, 2000, by and among the Issuer and the several purchasers named on Exhibit A attached thereto.
e.(3)	Securities Purchase Agreement, dated as of November 10, 2004, between the Issuer and the investors identified on the signature pages thereto.
f.(2)	Registration Rights Agreement, dated as of July 28, 2000, by and among the Issuer and the individuals listed on Exhibit A attached thereto.
g.(4)	Stock and Warrant Purchase Agreement, dated as of February 4, 2000, between the Issuer and the individuals listed on the Schedule of Purchasers attached thereto.
h.(4)	Warrant Agreement, dated as of February 4, 2000, between the Issuer and the individuals listed on the Schedule of Purchasers attached thereto.
i.(5)	Form of Underwriting Agreement by and among Issuer, Sepracor and UBS Warburg LLC, U.S. Bancorp Piper Jaffray Inc. and Adams, Harkness & Hill, Inc.
j.(3)	Investor Rights Agreement, dated as of November 10, 2004, between the Issuer and the investors identified on the signature pages thereto.
k.(3)	Warrant No. 2004-2, dated as of November 10, 2004, issued by the Issuer to Sepracor.
l.(6)	Restrictive Covenants Agreement made and entered into as of December 23, 2004 by and among the Issuer, Cerberus and Sepracor.
m.(6)	Amendment No. 1 to Warrant No. 2004 - 2 dated December 23, 2004.

(1)	Incorporated herein by reference from Sepracor’s Annual Report on Form 10-K for the year ended December 31, 1998.
(2)	Incorporated herein by reference from the Issuer’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2000.
(3)	Incorporated herein by reference from the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on November 15, 2004.
(4)	Incorporated herein by reference from the Issuer’s Annual Report on Form 10-K for the year ended December 31, 1999.
(5)	Incorporated herein by reference from the Issuer’s Registration Statement on Form S-3 (File No. 333-62272).
(6)	Incorporated herein by reference from the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on December 30, 2004.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

SEPRACOR INC.

January 4, 2005
Date
/s/ David P. Southwell
Signature
David P. Southwell Executive Vice President, Chief Financial Office and Secretary
Name/Title

Schedule A

NAME	BUSINESS ADDRESS	SHARES OF ISSUER BENEFICIALLY OWNED
EXECUTIVE OFFICERS OF SEPRACOR
Timothy J. Barberich Chairman of the Board and Chief Executive Officer	84 Waterford Drive Marlborough, MA 01752	54,777
Mark H.N. Corrigan Executive Vice President, Research and Development	84 Waterford Drive Marlborough, MA 01752	0
William J. O’Shea President and Chief Operating Officer	84 Waterford Drive Marlborough, MA 01752	0
Douglas E. Reedich, Ph.D, J.D. Senior Vice President, Legal Affairs and Chief Patent Counsel	84 Waterford Drive Marlborough, MA 01752	0
Robert F. Scumaci Executive Vice President, Finance &Administration and Treasurer	84 Waterford Drive Marlborough, MA 01752	18,500
David P. Southwell Executive Vice President, Chief Financial Officer and Secretary	84 Waterford Drive Marlborough, MA 01752	28,943
DIRECTORS OF SEPRACOR (PRESENT PRINCIPAL OCCUPATION)
James G. Andress (Chief Executive Officer, Warner Chilcott, PLC)	Warner Chilcott, PLC 100 Enterprise Drive, Suite 280 Rockaway, NJ 07866	0
Timothy J. Barberich Chairman of the Board and Chief Executive Officer	84 Waterford Drive Marlborough, MA 01752	See above
Digby W. Barrios	c/o Sepracor Inc. 84 Waterford Drive Marlborough, MA 01752	0
Robert J. Cresci (Managing Director, Pecks Management Partners)	Pecks Management Partners One Rockefeller Plaza Suite 320 New York, NY 10020	0

NAME	BUSINESS ADDRESS	SHARES OF ISSUER BENEFICIALLY OWNED
Keith Mansford (Principal, Mansford Associates) Citizenship: United Kingdom	Mansford Associates Nine Cavendish Road Redhill, Surrey RH 1 4AL England	0
James F. Mrazek (President and Managing Partner, Four Corners Venture Fund)	Four Comers Venture Fund 6336 N. Oracle Road Suite 326-328 Tucson, AZ 85704	0
Alan A. Steigrod (Managing Director, Newport HealthCare Ventures)	Newport HealthCare Ventures 601 Lido Park Drive, #7A Newport Beach, CA 92663	0